EXHIBIT 99.1

Posting of Annual Report and Notice of AGM

DUBLIN, Ireland, and Boston MA, June 1, 2022, Amryt (Nasdaq: AMYT), a global, commercial-stage biopharmaceutical company dedicated to acquiring, developing and commercializing novel treatments for rare diseases ("Amryt" or the "Company"), today announces that copies of the Company’s annual report for the year ended December 31, 2021 (the “Annual Report”) have been sent to Shareholders along with the Notice of Annual General Meeting (“AGM”). Copies of the Annual Report will also be available on the Company's website at www.amrytpharma.com/investors/reports.

AGM Arrangements: The AGM will be held at the Company’s headquarters at 45 Mespil Road, Dublin 4, Ireland, at 09:00 EST/14:00 BST on Thursday, June 30, 2022.

The health and welfare of our Shareholders and colleagues is our priority in making arrangements for the AGM. Therefore, in planning the AGM, we have been mindful of the need to ensure a COVID-secure meeting with appropriate social distancing for any Shareholders who might wish, subject to the UK and Irish Governments’ ongoing guidance on public gatherings relating to the COVID-19 pandemic, to attend the AGM in person. The Company continues to closely monitor the situation in respect of COVID-19. Shareholders are strongly encouraged to vote in advance of the AGM by appointing the Chairman of the AGM as their proxy. This means that the Chairman of the AGM will be able to vote on their behalf, and in accordance with their instructions, at the AGM.

AGM - Listen-Live Facility: To support engagement with our Shareholders, a listen-live telephone facility will be provided to allow Shareholders to listen to the formal business of the AGM. If you wish to listen live to the AGM, you will be able to do so by dialling the following telephone numbers at the commencement time of the AGM:

United States	+1 646 741 3167
United Kingdom	+44 (0) 844 481 9752
Ireland	+353 (0) 1 506 0650
Passcode	8966839

Any such Shareholder participation via the telephone facility will not constitute formal attendance at the AGM and Shareholders will not be able to vote on any resolutions via the telephone facility. Shareholders using the telephone facility should, therefore, also submit their Form of Proxy by the relevant deadline in advance of the AGM.

About Amryt
Amryt is a global commercial-stage biopharmaceutical company focused on acquiring, developing and commercializing innovative treatments to help improve the lives of patients with rare and orphan diseases. Amryt comprises a strong and growing portfolio of commercial and development assets.

Amryt’s commercial business comprises three orphan disease products – metreleptin (Myalept®/ Myalepta®); oral octreotide (Mycapssa®); and lomitapide (Juxtapid®/ Lojuxta®).

Myalept®/Myalepta® (metreleptin) is approved in the US (under the trade name Myalept®) as an adjunct to diet as replacement therapy to treat the complications of leptin deficiency in patients with congenital or acquired generalized lipodystrophy (GL) and in the EU (under the trade name Myalepta®) as an adjunct to diet for the treatment of leptin deficiency in patients with congenital or acquired GL in adults and children two years of age and above and familial or acquired partial lipodystrophy (PL) in adults and children 12 years of age and above for whom standard treatments have failed to achieve adequate metabolic control. For additional information, please follow this link.

Mycapssa® (octreotide capsules) is approved in the US for long-term maintenance therapy in acromegaly patients who have responded to and tolerated treatment with octreotide or lanreotide. Mycapssa® is the first and only oral somatostatin analog approved by the FDA. Mycapssa® has also been submitted to the EMA and is not yet approved in Europe. For additional information, please follow this link.

Juxtapid®/Lojuxta® (lomitapide) is approved as an adjunct to a low-fat diet and other lipid-lowering medicinal products for adults with the rare cholesterol disorder, Homozygous Familial Hypercholesterolaemia ("HoFH") in the US, Canada, Colombia, Argentina and Japan (under the trade name Juxtapid®) and in the EU, Israel, Saudi Arabia and Brazil (under the trade name Lojuxta®). For additional information, please follow this link.

Amryt's lead development candidate, Oleogel-S10 is a potential treatment for the cutaneous manifestations of Junctional and Dystrophic Epidermolysis Bullosa (EB), a rare and distressing genetic skin disorder affecting young children and adults for which there is currently no approved treatment. Filsuvez® has been selected as the brand name for Oleogel-S10. Filsuvez® received a positive CHMP opinion on April 22, 2022 for the treatment of partial thickness wounds associated with Dystrophic and Junctional EB in patients 6 months and older in the European Union (EU). The product does not currently have regulatory approval to treat EB.

Amryt’s pre-clinical gene therapy candidate, AP103, offers a potential treatment for patients with Dystrophic EB, and the polymer-based delivery platform has the potential to be developed for the treatment of other genetic disorders.

Amryt also intends to develop oral medications that are currently only available as injectable therapies through its Transient Permeability Enhancer (TPE®) technology platform. For more information on Amryt, including products, please visit www.amrytpharma.com.

Forward-Looking Statements
This announcement may contain forward-looking statements and the words "expect", "anticipate", "intends", "plan", "estimate", "aim", "forecast", "project" and similar expressions (or their negative) identify certain of these forward-looking statements. The forward-looking statements in this announcement are based on numerous assumptions and Amryt's present and future business strategies and the environment in which Amryt expects to operate in the future. Forward-looking statements involve inherent known and unknown risks, uncertainties and contingencies because they relate to events and depend on circumstances that may or may not occur in the future and may cause the actual results, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. These statements are not guarantees of future performance or the ability to identify and consummate investments. Many of these risks and uncertainties relate to factors that are beyond Amryt's ability to control or estimate precisely, such as future market conditions, the course of the COVID-19 pandemic, currency fluctuations, the behaviour of other market participants, the outcome of clinical trials, the actions of regulators and other factors such as Amryt's ability to obtain financing, changes in the political, social and regulatory framework in which Amryt operates or in economic, technological or consumer trends or conditions. Past performance should not be taken as an indication or guarantee of future results, and no representation or warranty, express or implied, is made regarding future performance. No person is under any obligation to update or keep current the information contained in this announcement or to provide the recipient of it with access to any additional relevant information that may arise in connection with it. Such forward-looking statements reflect the Company’s current beliefs and assumptions and are based on information currently available to management.

Contacts
Joe Wiley, CEO / Rory Nealon, CFO/COO, +353 (1) 518 0200, ir@amrytpharma.com
Tim McCarthy, LifeSci Advisors, LLC, +1 (212) 915 2564, tim@lifesciadvisors.com